Exhibit 99.11





January 31, 1995



PUBLIC STORAGE PROPERTIES VII, INC.
600 N. Brand Boulevard, Suite 300
P.O. Box 25050
Glendale, CA  91203-5050


Attention:        Mr. Hugh W. Horne

Subject:          3636 Beverly Boulevard
                  Los Angeles, California


Gentlemen:

In accordance with your request, Charles G. Whitaker of John A. Martin & Associates, Inc., met with you and Stephen Dietrich of Financial Research Group on January 20, 1995, at the subject project to discuss the structural requirements of the structure.

As requested, we have contacted the City of Los Angeles to attempt to obtain the original structural drawings for the thirteen story reinforced concrete shear wall structure constructed in 1927 and the one story reinforced brick shear wall structure constructed in 1949. When we receive the drawings we will advise you and discuss what type of structural analysis you will require our firm to perform.

As discussed, we are not aware of any building code requirements to upgrade or retrofit the subject building if the permitted use is not revised or major revisions are not made to the building. However, the building code requirements could change in the future and require the subject building to be seismically upgraded or retrofitted. At the present time, the State Architect, in consultation with various commissions and associations, is in the process of developing seismic retrofit guidelines and standards for buildings enclosing more than 20,000 square feet of floor area with concrete or reinforced masonry column or wall construction which were built prior to 1973. The development of the seismic retrofit guidelines and standards are anticipated to be completed sometime in 1996 or 1997.

We are available to analyze the expected performance of the subject project for a seismic event which would produce the seismic forces specified by the present building code. Our analysis could also include recommendations for seismic retrofit, if required, to improve the performance of the structure for life/safety but not necessarily to meet all the detailing requirements of the present building code.
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Although we have not had the  opportunity to review the structural  drawings for the subject project we have visited the subject and determined the lateral resistant system consists of reinforced concrete shear walls. Some of the shear walls above the seventh floor do not continue below the seventh floor to the foundation but are transferred to other shear walls below the seventh floor. Buildings with this type of construction usually are seismically retrofitted b adding reinforced concrete shear walls and foundations to provide continuity of the discontinuous shear walls to the foundation and by thickening some reinforced concrete shear walls by adding reinforced concrete which is anchored to the existing walls. In addition, modifications to the slabs may be required to transfer lateral forces to the added and/or thickened concrete walls.

Based on the limited information available and experience with the retrofit of concrete buildings, the order of magnitude estimate could be expected to be in the range of $10 to $15 per square foot for a structural retrofit. We understand the total gross area of the thirteen story and one story structures is approximately 150,800 square feet. Therefore, the total order of magnitude estimate could be expected to be in range of $1,508,000.00 to $2,262,000.00 for the structural retrofit work. While the above noted costs are limited to the structural retrofit, including non-structural items such as finishwork, roofing and other work necessitated by and associated with the structural retrofit, could be double the above noted structural retrofit costs, especially if hazardous materials are encountered and a large of amount of finishwork is affected. However, if hazardous materials are not encountered or are not to be included in the estimate and if the finishwork is minimal, as in the subject project, the additional cost associated with non-structural items is expected to be much less than the cost noted above.

If you have any further questions regarding this or any other matter, please do not hesitate to contact our office.

Very truly yours,

JOHN A. MARTIN & ASSOCIATES, INC.



Charles G. Whitaker

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